UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790 SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___    Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date:   January 3, 2018

Nicole Bernex Joins Buenaventura’s Board of Directors

LIMA, Peru--(BUSINESS WIRE)--January 3, 2018--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced that Dr. Nicole Bernex has been elected to Buenaventura's board of directors effective immediately. Mr. Igor Gonzales is retiring due to personal reasons after four years of service.

Mr. Roque Benavides, Chairman of Buenaventura´s Board of Directors commented, “We are honored to have Nicole join Buenaventura´s board of directors. Her vast experience in environmental affairs, human sustainable development and water management will be extremely valuable as we continue to expand our footprint organically with a focus on sustainable mining practices.” He continued, “Nicole will join Buenaventura’s board as an independent member, in line with our Company’s goal to consistently provide shareholders with the highest level of corporate governance.”

Dr. Bernex is Head Professor of the Department of Humanities and Academic Head of the Center of Research in Applied Geography (CIGA) at the Pontifical Catholic University of Peru, and is a member of the Water, Weather and Development program of the Global Water Partnership (GWP). She is also consultant to international entities such as the World Bank's Water and Sanitation Program and the UNDP’s Human Development Index (HDI) Program. Dr. Bernex has been President of the Geographical Society of Lima, Peru (SGL) since 2016 and President Emeritus of the GWP Peru since 2009.

Dr. Bernex holds a Bachelor’s degree in Geography from the Paul Valéry University in Montpellier, France. She also holds a Master’s degree in Geography from the Paul Valéry University and a Doctorate in Geography from the Paul Valéry University.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines, as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache) and is developing the San Gabriel Project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2016 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

CONTACT:
For Compañia de Minas Buenaventura S.A.A.
In Lima:
Leandro Garcia, (511) 419 2540
Chief Financial Officer
or
Rodrigo Echecopar, (511) 419 2591
Investor Relations Coordinator
rodrigo.echecopar@buenaventura.pe
or
In NY:
Barbara Cano, 646-452-2334
barbara@inspirgroup.com
or
Company Website:
www.buenaventura.com